SHARPE RESOURCES CORPORATION

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923



02049476



August 15, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Filings/Listings

Dear Sirs:

Re: Exemption # 82-4009- Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of a Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

SHARPE RESOURCES CORPORATION

Per: J. Allan Ringler

JAR/cd

Encl.

PROCESSED

ℙ AUG 3 0 2002

THOMSON
FINANCIAL

CDS INC. Notice of Record & Meeting Dates

New [X]   Change [ ]

Issuer Name (maximum 30 characters)

English: S H A R P E   R E S O U R C E S   C O R P O R A T I O N

French: [ ]

Address: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5

Telephone: 416-361-0737

Contact Name: J. Allan Ringler

Transfer Agent FINS: T887   Name Equity Transfer Services Inc.

Telephone: 416-361-0152

Address: 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3

Contact Name: Lori Winchester

Proxy Type	Meeting Type	Material Distribution Type		
[X] Management	[ ] Annual [X] Special	[ ] Form C holders only	Record Date	2002 / 09 / 13
[ ] Dissenting	[ ] General [ ] Extraordinary	[X] All holders	Meeting Date	2002 / 10 / 15
			Material Mail Date	2002 / 09 / 19

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $91.50 per publication $ 91.50

Plus 7% GST $ 6.41   CDS INC.'s QST Registration Number: 1 0 1 8 7 6 7 2 2 4

or 15% HST *(Nfld, NS, NB residents only)* $

Subtotal $ 97.91

Plus 7.5% QST *(Quebec residents only)* $

Total payment enclosed $ 97.91

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
8 2 0 0 1 L - 1 0 - 0	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)* ____

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax # ____

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material   Will be distributed by

[X] Transfer Agent   [ ] Issuer

[ ] Other ____

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)* ____

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party   Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

J. Allan Ringler
Title

Signature

August 15-2002
Date

DOC166 (11/2001) front